February 17, 2015

Securities and Exchange Commission

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re: Applied Minerals, Inc.

We have filed a registration statement on Form S-1 for the resale of up to 21,574,441 shares (“Initial Shares”) of Common Stock of Applied Minerals, Inc. (the “Company”) that were issuable as of the issue date on conversion of the 10% PIK-Election Convertible Notes due 2018 (“Series A Notes”) plus up to 19,356,652 additional shares that may be issuable on conversion of the Series A Notes (“Additional Shares” and with the Initial Shares, collectively, the “Shares”).

The maximum amount of Additional Shares would be issued if (i) the Company elects to pay interest on the Series A Notes by means of payment-in-kind, which would result in increases to the principal amount of the Series A Notes (such increases to the principal amount being “Additional Principal”) every six months until maturity, which could be extended to August, 2023 under certain circumstances pursuant to the terms of the Series A Notes, and (ii) there is a reduction in the conversion price by $.10 (“Conversion Price Reduction”), which could occur under a provision of the Series A Notes other than the antidilution provisions.

Under Rule 416, the amount of Common Stock being registered includes Common Stock on conversion that may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions (“Antidilution Provisions”). Such Common Stock is not included in the number of Shares being registered. The Conversion Price Reduction is not deemed to be an Antidilution Provision and the Shares that may be issuable as a result of the Conversion Price Reduction are included in their Additional Shares

1. Disclosures Made in response to Comments 1 and 2 in Staff Comment Letter dated November 14, 2014 and Follow-up Comments

In response to staff comments 1 and 2 in the November 14, 2014 comment letter and follow-up comments regarding the Company’s 2013 10K, the Company undertook to make the following disclosures in future filings and has made such disclosures in the Registration Statement on Form S-1.

The Company is classified as an exploration stage company for purposes of Industry Guide 7 of the U.S. Securities and Exchange Commission.

Under Industry Guide 7, companies engaged in significant mining operations are classified into three categories, referred to as “stages” exploration, development, and production. Exploration stage includes all companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage. In order to be classified as a development or production stage company, the company must have already established reserves. Unless a company has established reserves, it cannot be classified as a development or production stage company, notwithstanding the nature and extent of development-type or production-type activities that have been undertaken or completed.

Under Industry Guide 7, a “reserve” is “that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.” Generally speaking, a company may not declare reserves, unless, among other requirements, competent professional engineers conduct a detailed engineering and economic study and prepare a “bankable” or “final” feasibility study that “demonstrates that a mineral deposit can be mined profitably at a commercial rate.”

The Company commissioned a study of “resources” under the JORC Code of the Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves. That study indicated the existence of JORC “resources” of halloysite clay and iron oxide. A JORC resource is defined as a “mineral deposit in such form, grade . . . and quantity that there are reasonable for prospects for eventual economic extraction,” a lower standard than that used for a final feasibility study.

Significant additional steps, including the demonstration of the ability of the Company to penetrate markets, would be necessary before a “bankable” or “final” feasibility study can be prepared.

Despite the fact that the Company has not established reserves, the Company has mined, processed and sold, and intends to continue to mine, process, and sell, halloysite clay and iron oxide from the Dragon Mine.

A consequence of the absence of reserves under Industry Guide 7 is that the mining company, such as the Company, is deemed to lack an objective basis to assert that it has a deposit with mineralization that can be economically and legally extracted or produced and sold to produce revenue.

The following table indicates the amount of tons extracted by the Company from the Dragon Mine and the amount of products produced by the Company in the 12 month periods ended December 31, 2013 and 2014:

	2013	2014
Tons extracted
Halloysite clay	450	650
Iron oxide	3,300	2,200
Products produced
Halloysite clay	22	69
Iron oxide	13	166

The table below indicates the revenues by product categories in 2013 and 2014. Samples represent revenues for sales where our products are used for laboratory testing by our customers regarding use of our products in the customers’ products; scale-ups represents amounts used by our customers to determine whether our products perform successfully on the customer’s production line; commercial product represents amounts used by customers in the customers’ commercial products for sale to third parties. Other indicates that the Company is not aware of the use to which the Company’s products are being put. The various percentages are approximates

	Percentages of Sales Classified by Customer Use
	2013	2014
Sales for:
Commercial Production	69%	70%
Scale-Ups	17%	26%
Testing	4%	2%
Other	10%	2%
Total	100%	100%

The above disclosures are made after the sixth paragraph in the Business section and part of the disclosures are included after the sixth paragraph in the Business part of the Prospectus Summary.

2. Anticipating Possible Staff Comments

On October 2, 2013, we filed Registration Statement No. 333-191532 on Form S-1 for the resale of Common Stock issuable on conversion of 10% PIK-Election Convertible Notes due 2023 (“2023 Notes”). When we look at the Common Stock currently being registered, the circumstances under which they are issuable and being registered are quite similar to the Common Stock associated with Registration Statement No. 333-191532. In particular, the two registration statements share the following characteristics.
●	The registration statement registers the resale of shares that may be issued pursuant to the conversion of convertible notes.
●	The convertible notes permit the Company to elect to pay interest by means of payment-in-kind over the life of the notes.
●	The initial notes were issued in a private placement and were issued shortly before the filing of the registration statement in a private placement.
●	The shares being registered amounted to more than 30% of the public float.

In its October 23, 2013 comment letter relating to registration statement no. 333-191532, the staff raised several issues that seem equally applicable to this offering. We addressed the issues raised in the October 23, 2013 letter in our response letter dated November 11, 2013. Prior to the effectiveness of the registration statement, the staff did not raise these issues again in subsequent oral comments or in subsequent comment letters in connection with that registration statement.

In the hope of facilitating and expediting staff review, we will discuss the issues raised by three staff comments in the October 23, 2013 letter to the extent that they appear applicable in the context of this registration statement.

A. Primary vs. Secondary Offering.

The first comment in the October 23, 2013 comment letter raised the issue of whether the offering was a secondary or primary offering in light of factors raised in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09. 1 The same issue appears to be applicable to the offering covered by this registration statement and we will analyze the issue below.

1  The comment read as follows: We note that you are registering the resale of 19,899,733 shares of common stock underlying Series 2023 Notes issued to the selling stockholders in a private placement transaction. Due to the size of the resale offering relative to the number of outstanding shares held by non-affiliates, the short period of time the selling stockholders have held the Series 2023 Notes, and the circumstances under which the selling stockholders received the Series 2023 Notes, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide us with an analysis of why you believe this offering is not an indirect primary offering and address in detail each relevant factor. For guidance, see the factors noted in Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09, , and also identify any other factors you deem relevant. In the alternative, if the offering is a primary offering, please revise to set a fixed offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. We may have further comments

As we understand it, the issue, as applied to this registration statement, is whether the holders of the Series A Notes, who are listed as selling stockholders in this registration statement, may be deemed to underwriters with respect to the sale of the Initial Shares and Additional Shares.  The selling stockholders would be deemed to be underwriters if they were to act as conduits in a chain of transactions involving a distribution of the Shares to be acquired on conversion of the Series A Notes.

As of the date of this letter, none of the holders have sold or converted the Series A Notes, none of the Series A Notes has been converted to Shares, and none of the Shares have been sold. Accordingly, we have to look at Securities Act Rules, CD&I 612.09 for the evidentiary factors that are relevant to determining underwriter status.

In our view, based on a proper consideration of all of the factors in 612.09, the Staff should conclude that selling stockholders are not underwriters and as a result, the offering contemplated by the registration statement is properly characterized as a secondary offering.  The evidentiary factors are discussed below:

(i)      How long the selling shareholders have held the shares.

The persons listed as selling stockholders in the prospectus do not hold the Shares whose resale is being registered.  They hold Series A Notes that can be converted into Shares of Common Stock. The Shares of Common Stock are the security being registered.  So, the question “how long the selling stockholders have held the shares?” does not seem to be the appropriate question.

We believe that the more pertinent question is :  “At the time that the Company sold the Series A Notes, did it expect the purchasers to quickly convert the Series A Notes and sell the underlying shares of Common Stock?”

The answer is “no.” At the time the holders purchased the Series A Notes, there was not, and currently there is not, any near-term reasonable prospect that the Series A Notes will be converted into Shares, which will then be sold. The two primary reasons why conversion and sale do not make economic sense for the holders of the Series A Notes are: (i) the price at which the Series A Notes are convertible into Shares is significantly below the current market price of the Company’s common stock and (ii) the trading volume for the Shares is far too thin for the selling stockholders to sell any appreciable percentage of the Shares to be issued on conversion.

Conversion Price Less Than Market Price. The current market price of the Company’s Common Stock, which was approximately $.65 per share as of the writing of this letter, is far below $0.92, which is the price into which the Series A Notes convert into Shares.   Currently, a holder who converts at this time would be exchanging a Series A Note worth approximately $.92 for a share of stock worth approximately $.65. The market price of a share of Common Stock would have to increase 41% before conversion begins to make economic sense. The market price for the Common Stock has not been as high $.92 since February 25, 2014.

If the parties intended or believed that the sale of Series A Notes was merely the first step leading to the near- or mid-term sale of the underlying Shares into the public markets, they would have priced the conversion price at market ($.70 on the day the parties agreed on price) or a discount to market rather than setting the conversion price at 31% above the market price $.70 as of the date of the sale of the Series A Notes.

Market Too Thin. In order for the holders of the Series A Notes to convert and resell now, or as soon as or shortly after, the registration statement is declared effective, a much deeper trading market for the Company’s common stock would have to develop. The market, as it is now, would not allow the sale of the Shares, at least at any reasonable price.

In the four weeks prior to the sale of the Series A Notes in November, 2014, the average weekly trading volume was reported to be 183,055 shares. Since there is some double counting in OTCBB sales volumes, actual volume was probably closer about 100,000 per week.  Volume has fallen since then.  In the two trading weeks ending January 16, 2015, the average reported trading volume was 68,700 shares per week, so actual trading volume was about 40,000 per week. Selling in the market any meaningful percentage of the 21 million Initial Shares (those that could have been acquired on conversion as of the issue date) would likely create a major (to say the least) imbalance on the sell side and greatly depress the market price, making it economically irrational and/or practically impossible to sell any meaningful percentage of the 21 million shares. If the selling stockholders sold 40,000 Shares per week, it would take them over 10 years to sell the 21 million Initial Shares. If they were to sell 100,000 Shares per week, it would take four years to sell the 21 million Initial Shares. In reality, it is possible that the market will never be able to absorb more than a very small portion of the Initial Shares of the Additional Shares. In all likelihood, if the holders of the Series A Notes converted the Series A Notes and tried to sell the Shares, they would be stuck holding the vast majority of the Shares. In order to be a “conduit,” a person must sell -- and more importantly must be able to sell -- most or all of the shares as to which he is acting as a conduit. That does not appear possible in a practical sense here.

The absence of a viable market for the Shares should make it clear that the Company did not sell, and the purchasers did not buy, the Series A Notes for the purpose, or with the principal intention of using the purchasers as a conduit for a public sale of the Shares in the near- or mid-term future.

(ii)    The circumstances under which the selling shareholders received their shares.

(a)	The Series A Notes were negotiated and sold in an arms-length transactions.

(b)	The Series A Notes were sold for cash (except that one purchaser used warrants as partial consideration). All of the consideration was paid at the time of sale.

(c)

Each holder of the Series A Notes has the full economic and market risk associated with the Series A Notes and upon conversion, will have the full economic and market risk associated with the Common Stock.  There is no provision for indemnifying the holders of the Series A Notes against trading losses.

(iii) The Selling Shareholders' relationship to the Issuer.

Three of the selling stockholders are affiliated investment funds (the “IBS funds”) controlled by David Taft, a director of the Company. The IBS funds beneficially own in the aggregate 23.5% of the Common Stock and are considered affiliates of the Company.

In addition, two other selling stockholders are investment funds under common control (“Samyln Funds”). Together they beneficially own more than 34.0 % of the outstanding Common Stock and have had a right (not yet exercised) since December, 2011 to have a nominee appointed as a director of the Company. The two Samlyn Funds are considered affiliates of the Company.

The existence of significant relationships between the Company and certain purchasers of the Series A Notes is the major difference between the selling stockholders in this registration statement and those listed in Registration Statement 333-191532 on Form S-1. None of the selling stockholders listed in Registration Statement 333-191532 on Form S-1 had a significant relationship with the Company.

But we are confident that the history of selling stockholder/affiliates in this registration statement with respect to holding securities that they purchased from the Company will more than overcome any negative inference from the relationship of these selling stockholders to the Company. Presumably, a purchaser who is an affiliate may be more willing to act as a conduit. But when we detail the history of these selling stockholders as it relates to selling Company securities, it will become apparent that they are not candidates for being classified as conduits

In any case, the other selling stockholders listed in this registration statement have no prior relationship to the Company, except those who were securityholders before the purchase of the Series A Notes.

4.   Whether the sellers are in the business of underwriting securities.

To the Company’s knowledge, none of the selling stockholders are, or are affiliated with a person, in business of underwriting securities or being a registered broker-dealer.

5.    Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In addition to the factors already mentioned, we note the following, all of which point a conclusion that the holders of the Series A Notes are not underwriters.

a.

The most important fact in determining whether the selling stockholders are likely to act as conduits is what happened in connection with prior securities offerings by the Company. The assumption that past is prologue seems to be a reasonable one. If the Company has in the past sold securities to purchasers who acted as conduits, it would be fair to presume that the purchasers of the Series A Notes will act as conduits. On the other hand, if purchasers in past offerings have not acted as conduits, it would be fair to presume that the purchasers of the Series A Notes will not act as conduits. The presumption that the purchasers of the Series A Notes will not act as conduits is greatly reinforced by the fact that the selling stockholders/affiliates who purchased a large majority of the Series A Notes were purchasers in prior offerings and did not act as conduits in connection with the prior offerings.

Let’s examine the four financings prior to sale of the Series A Notes. All of the offerings were private placements followed by a resale registration statement.

In December, 2011, the Company sold 10 million shares of common stock and warrants to acquire 5 million shares of stock for $10 million to the Samlyn investors.  The Samlyn investors are also affiliates of the Company. The Samlyn investors have sold none of the 10 million share of common stock. The Samlyn investors purchased 48% of the Series A Notes (using the warrants as partial consideration).

In September, 2012, the Company sold 1.25 million shares of common stock for $1.625 million of common stock to two investment funds affiliated with each other and not the Company. The Company common stock constituted a small portion of the assets of the funds. The two investment funds did not purchase Series A Notes. These shares have been sold by the funds. But the focus of the story here should not be on the sale of Company common stock by the funds but on the larger events that were going on. The sale of Company common stock was a consequence of a larger decision that had little to do with the Company common stock. Due to overall poor performance of the funds, the decision was made to liquidate the funds. To implement that decision, all of the assets were sold sometime in late 2013/early 2014, and among the assets sold (and a small part of all of the assets sold) was Company common stock. Based on the market prices at that time, the Company common stock had to have been sold at a significant loss. None of the Company common stock was sold before the decision to liquidate the funds and the two funds held the Common Stock for more than a year before selling.

In January, 2013, the Company sold 3.75 million shares of common stock for $5.56 million to 5 investors, two of whom were affiliated with each other. None of the 3.75 million shares have been sold. Those two purchasers also purchased 6% of the Series A Notes;

In August 2013, the Company sold $10.5 million of 10% PIK-Election Convertible Notes due 2023 (“2023 Notes”) that were convertible into 7.5 million shares (plus additional shares that may be issued on conversion of Series A Notes issued in respect of payment-in-kind interest). None of the Series 2023 Notes have been converted or sold. Three purchasers affiliated with each other but not the Company and not previously mentioned in this letter purchased 2023 Notes and also purchased 16% of the Series A Notes.

To summarize: Going back through the last four financings in which common stock or securities convertible into common stock were sold, we see that none of the common stock issued in those offerings has been sold except in connection with the liquidation of two funds (in which the Company common stock was a minor asset) and none of the convertible securities have been converted, much less sold. More importantly, 70% of the Series A Notes were sold to purchasers in the prior offerings as to which no securities have been sold; that is, the purchasers of 70% of the Series A Notes continue to hold what they bought in prior offerings from the Company.

It is also worth mentioning that the IBS funds that purchased 16% of the Series A Notes are, in the aggregate, the holder of the largest block of the Company’s common stock, 23,331,153 shares (without regard to Shares underlying the Series A Notes). They are also affiliates of the Company. The funds invested in the Company from 2004 to 2010. According to Form 4s filed by the funds, aside from transfers among the funds to “rebalance” the holdings among the IBS funds (which did not change the beneficial ownership of IBS Capital the manager of the funds) the total number of shares sold by the funds was 7,900 (which were sold apparently to make the amount transferred from one fund to the other in a rebalancing a round number).

The only conclusion that can be drawn from the foregoing is that there is a solid track record regarding purchasers in offerings by the Company indicating that they hold the securities for extended time periods, so much so that the track record overwhelmingly negates any possible inference that the purchasers of the Series A Notes will act as conduits.

Finally, to the best of our knowledge, the other purchasers of the Series A Notes who were shareholders but who did not buy securities directly from the Company in the past, have not sold any Company Common Stock in the past.

b.

The economic situation of the Series A Note purchasers suggests that it is unlikely that they would find it economically prudent to convert the Series A Notes and sell the underlying shares of Common Stock to raise money.  The Samlyn funds include approximately $4.5 billion of assets under management.  The IBS funds have more than $100 million of assets under management. The Series A Notes are very minor parts of the portfolios of the Samlyn and IBS funds. The remaining selling stockholders are investment funds or wealthy individuals (or their personal investment vehicles).

c.	The structure of the Series A Notes indicates that the purchasers intend to be long-term holders

Section 4(b) of the Series A Notes provides for mandatory conversion (meaning that the conversion can take place without the consent of the holders of the Series A Notes). The Company wanted a mandatory conversion provision so that it could stop the interest payments on the Series A Notes as quickly as possible and so that it could clean up its balance sheet by converting debt to equity. Briefly, mandatory conversion cannot take place until (i) at least two years has passed, (ii) all of the Series 2023 Notes have been converted to Common Stock (or if the Series 2023 Notes have been converted and replaced by convertible financing (i.e. “Replacement Financing”), until all of the Replacement Financing has been converted) and (iii) (a) if we have not asked for an extension of the maturity date to 2019, the price of the stock is $1.00 or (b) if we have asked for an extension, the price is at least $1.40. The provision is set forth in the footnote.2

Why was such a provision included?  Because we believed (and continue to believe) that the purchasers of the Series A Notes would be more than happy to hold on to the Series A Notes for an extended time until down the road (hopefully) (a) there is a liquidity event (such as a merger) or (b) the price of the common stock rises significantly and a deep market develops.  We were able to negotiate a provision allowing the Company to compel conversion of the Series A Notes to Common Stock automatically but the provision provides that mandatory conversion is allowable only after two years have elapsed and certain price conditions have been satisfied. Such a provision is inconsistent the holders of the Series A Notes being conduits and would have been unnecessary if the purchasers intended (or if we believed that they intended) to act as conduits.

 2  Mandatory Conversion.

(i)

The entire principal amount of this Note and accrued interest thereon shall be mandatorily converted into the number of Conversion Shares as determined by Section 4(c) on the earliest date that is not earlier than two years after the Issue Date that all of the following conditions are satisfied:

(A)

(1) if on or prior to November 3, 2019 and a Specified Extension has not occurred, the VWAP for the preceding 30 consecutive Trading Days as determined by the Board of Directors of the Issuer (in good faith) is at or greater than $1.00 or (2) the VWAP for the preceding 10 consecutive Trading Days as determined by the Board of Directors of the Issuer (in good faith) is in excess of the greater of (x) $1.40, (y) the strike price (or similar term) set forth in the Series 2023 Notes and (z) the strike price (or similar term) set forth in the Replacement Financing, if any;

(B)

(1) if on or prior to November 3, 2019 and a Specified Extension has not occurred, the closing Market Price of the Common Stock is at or greater than $1.00 or (2) the closing Market Price of the Common Stock is in excess of the greater of (x) $1.40, (y) the strike price (or similar term) set forth in the Series 2023 Notes and (z) the strike price (or similar term) set forth in the Replacement Financing, if any, in each case, on the date immediately preceding the date on which the Mandatory Conversion Notice is received;

(C)

all outstanding amounts under each Series 2023 Note or Replacement Financing, if any, shall have been converted into the Common Stock of the Issuer pursuant to the terms of such Series 2023 Note or the Replacement Financing, if any, on or prior to the date on which the Mandatory Conversion Notice is received; and

(D)

either (x) a registration statement is effective and available for the resale of all of the Holder’s Conversion Shares on the Conversion Date and each of the five (5) trading days prior to the Conversion Date and on the Conversion Date the Holder is not restricted from selling or distributing any of such Holder’s Conversion Shares pursuant to the provisions of the Registration Rights Agreement or (y) the Holder may sell all such Conversion Shares immediately under Rule 144

d.

The basis for asserting that the holders of the Series A Notes may be acting as a conduit appears, at least in part, to be related to the size of the offering. In this part of the analysis, we will discuss only the Additional Shares (those over and above the number of shares that could be issued as of the issue date; i.e. the Initial Shares) and in particular the Additional Shares resulting from payment-in-kind (which accounts for the vast majority of the Additional Shares)

There is a tension between the assumption that the holders of the Series A Notes might be underwriters or conduits and the assumption that such holders may sell the maximum amount of share shares.  If the holders of the Series A Notes were properly classified as underwriters of the Common Stock, they would be convert the Series A Notes and sell the Shares rather quickly after acquisition of the Series A Notes or the effectiveness of the registration statement. But the right to Additional Shares as a result of payment-in-kind only accrues over a long period of time (nine years) and thus the right to the maximum amount of Additional Shares as a result of payment-in-kind requires that the Series A Notes be held for the nine year period. Any conversion of the Series A Notes into common stock will cut off the right to acquire Additional Shares. So the more quickly that the selling stockholders convert the Series A Notes into common stock, the lower the number of Additional Shares that would be issued.

If the holders of the Series A Notes were underwriters, one would expect that they would convert the Series A Notes and sell the underlying common stock as soon as possible, or at least shortly, after the registration statement became effective.  Assume for purposes of discussion that the registration statement goes effective at the beginning of February, 2015 and the Series A Notes were immediately converted.  In that case, only about 450,000 or 2.6% of the Additional Shares being registered would be issued on conversion.

B. Completion of the Offering.

The second comment in the staff’s October 23, 2013 comment letter dealt with the issue of whether the private placement was completed and focused on the right of the Company to pay interest in the form of payment-in-kind through the issuance of additional notes. It referred us to Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.19 for guidance.3 That comment appears to be equally applicable to this registration statement since it has a payment-in-kind feature (but in his case, instead of the issuance of additional notes, the principal of the original note is increased; the increase in the principal is called “Additional Principal” below).

3The comment read as follows: We note your disclosure on page five that this prospectus relates to the offer and sale by the selling stockholders of shares of common stock “issuable on conversion of Series 2023 Notes issuable as interest.” Thus, it appears that you intend to register the resale of shares of common stock underlying unissued convertible securities. Please provide us with an analysis of why you believe you have completed a valid Securities Act Section 4(2) exempted private placement of the PIK Notes, taking into account the company’s ability to pay the interest in cash and the number of PIK Notes necessary to pay the interest by issuing additional Series A Notes in the event you do not elect to pay the interest entirely in cash. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.19 for guidance.

For purposes of this analysis, we have assumed that the Company will elect to pay all interest in the form of payment-in-kind.

It appears to us that the fact giving rise to the “completion” issue is the registration of “the resale of shares of common stock underlying unissued convertible securities.” We assume that the completion issue does not relate to (i) the sale of the Series A Notes (all of the funds representing purchase price were collected, and the Series A Notes were issued, in November, 2014, before the registration statement was filed) or (ii) the resale of the Shares (since the resale is being registered).  Rather the issue of whether the private placement has been completed involves the issuance of Additional Principal and/or the conversion of the Additional Principal into common stock.

It is certainly fair to ask whether an offering has been “completed” if events associated with or related to an offering of Series A Notes may occur after the filing of a registration statement.

We believe that in the context of this registration statement, the word “completed” is not really up to the analytical task it is asked to perform in this context.  Intuitively, the word “completed” means “finished,” “ended,” or “concluded.”  The word “completed” works does not work all that well in the context of a convertible security or a payment-in-kind security.

The staff apparently agrees that an offering can be “completed” even when there are some actions that may take place after the sale of the security.  In CD&I 116.19, a transaction involving convertible securities in which the underlying shares are being registered (which involves acts after the sale of the convertible security; i.e. the conversion) is deemed “completed” and not problematical, but the CD&I does not explain the rationale for saying that is completed.  We think the rationale underlying 116.19 is as follows.

We believe where there are acts associated with or related to convertible or payment-in-kind securities that that may occur after the sale of the convertible securities, the proper question to ask is whether the acts in question are subject to the registration requirements.  If the acts are not subject to the registration requirements, the offering may be deemed “completed” on the sale of the convertible or payment-in-kind security.

For present purposes, we can identify two reasons why post-sale acts are not subject to the registration requirements

A.	The conversion is explicitly exempt from the registration requirements by virtue of Section 3(a)(9), which exempts certain conversions; or

B.

The payment-in-kind does not involve an investment decision on the part of the person receiving the security. The issuances of Additional Principal in our situation are not subject to the registration requirements since the entire investment decision relating to Series A Notes (including the Additional Principal) was made at the time of purchasing the Series A Notes. In our situation, the security holder, by purchasing a convertible security that allows payment-in-kind interest in the form of Additional Principal at the option of the issuer, is in effect also deciding to accept the Additional Principal.

Based on the foregoing analysis, we believe that the private placement was “completed” upon the sale of the Series A Notes in November, 2014.

C. Calculation of the Number of Additional Shares

The fourth comment in the October 23, 2013 comment letter asked for disclosure in the registration fee table and the prospectus summary about the method used to calculate the number of additional shares (the number of shares that may be issued on conversion of the notes over and above the amount that would have been issued if the notes were converted on the issue date). The notes described in the October 23, 2013 comment letter allowed the Company to pay interest in kind, by issuing additional notes as interest. The comment also asked us to confirm that we were not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying notes to be issued as payment of interest on the notes. The comment referred us to Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.18.4 The comment seems applicable to this registration statement.

With the staff comment in the October 23 , 2013 letter in mind, we have made the following disclosures on the cover page and in the prospectus summary

This prospectus relates to the offer and sale, from time to time, by the sellers (“Selling Stockholders”) of up to 40,931,093 Shares of Common Stock, par value $.001 (“Common Stock”) issuable on conversion of 10% PIK-Election Convertible Notes due 2018 (“Series A Notes” or the “Notes”) issued on November 3, 2014. 21,574,441 of those Shares were issuable as of the issue date on the conversion of the Series A Notes. Payment-in-kind interest is interest paid by increasing the principal of the Series A Notes. 19,356,651 Shares is the maximum number of additional shares that may be issued on conversion of Series A Notes. This number assumes that the Company elects to pay only payment-in-kind (not cash) interest and immediately prior to the 2018 maturity date, the maturity date to be extended from 2018 to 2023, the interest rate is lowered to 1% and the conversion price is reduced by $0.10 per share, all in accordance with the terms of the Notes. Given the Company’s financial condition, it is likely that interest payments will be made only in the form of payment-in-kind.

(b) We have included the following footnote in the registration fee table

Represents the maximum number of additional shares that may be issued on conversion of the Notes over the amount indicated in the text at footnote 2. This number assumes that the Company elects to pay only payment-in-kind (not cash) interest and immediately prior to the 2018 maturity date, the maturity date to be extended from 2018 to 2023, the interest rate is lowered to 1% and the conversion price is reduced by $.10, all in accordance with the terms of the Notes. Given the Company’s financial condition, it is likely that interest payments will be made only in the form of payment-in-kind.

(c) The Company confirms that it is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying Series A Notes to be issued as Additional Interest on the Series A Notes.

4 The comment read: Prospectus Cover Page: Comment No. 4

Please clarify here, in the Prospectus Summary and in footnote disclosure to the registration fee table how the company determined to register 19,899,733 shares of common stock. In this regard, please indicate how you estimated the number of additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes . In addition, please confirm that the company is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes. For guidance, see Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.18.

For the sake of clarity, let me note that we have registered all of the shares that may be issued on conversion of the Series A Notes (including the Additional Principal) with the following exception. It is possible that the maturity date of the Series A Notes could be extended beyond 2023 if the Company incurs Replacement Financing with a maturity date later than 2023. In such event the maturity date of the Series A Notes would be extended to the maturity date of the Replacement Financing. We have registered all of the shares that could be issued as Additional Principal if the maturity date is 2023. At this point, we are unable to predict whether the maturity date will be extended beyond 2023 and if so, what the new maturity date might be, so we are unable to determine the number of shares that would have to be registered in that event. In the event that the maturity date of the Series A Notes is extended beyond 2023, we will file another registration statement registering the additional shares that would be issuable upon conversion of the Series A Notes as a result of the extension of the maturity date.

However, we do rely on Rule 416 for shares that may be issued as a result of stock splits, stock dividends, or similar transactions. Our interpretation of “similar transactions” is in accordance with SEC Release 33-4806 which states:  "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of additional securities at less than the option or conversion price...." The Series A Notes provide for an adjustment in the purchase price if Shares of Common Stock are issued at a price below the conversion price and in certain other circumstances. The formula for the adjustment in the event of a sale below the conversion price is set forth in the footnote.5 Staff comment letters have indicated that the language of Release 33-4806 is construed so that “Rule 416 will not be applicable to additional shares that may be issued as a consequence of the ‘full-ratchet’ pricing protection granted to the investor in your February 26, 2013 common stock issuance . . . Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions.”   See comment letter to BIO-Key International, August 8, 2013, File No. 333-190200.  See also comment letter to Peoplestring, July 13, 2011, File No. 333-174949 and comment letter to Shoe Pavilion, January 5, 2006, File No. 333-129210.   The provisions in the Series A Notes do not provide for full-ratchet adjustments and are “standard anti-dilution provisions” and this “similar provisions” for purposes of Release 33-4806

[5] Issuances Below the Exercise Price. If the Issuer, at any time while this Note is outstanding, shall issue shares of Common Stock or Convertible Securities at an Effective Consideration per share that is less than the Exercise Price in effect at the Close of Business on the Trading Day immediately preceding such issuance (other than issuances to directors, officers, employees or consultants of the Issuer as compensation for services rendered to the Issuer by such Persons), then the Exercise Price shall be adjusted pursuant to the following formula:

N0 + C/E0 E = E0x ------------- N0 + NA
where:

E =	the Exercise Price in effect immediately after the Open of Business on the Trading Day of such issuance;
E0 =	the Exercise Price in effect immediately prior to the Open of Business on the Trading Day of such issuance;
N0 =	the number of shares of Common Stock outstanding immediately prior to the Open of Business on the Trading Day of such issuance;
NA =	the number of shares of Common Stock issued and/or issuable upon exercise, conversion or exchange of any Convertible Securities, full physical settlement assumed; and
C =	the total consideration receivable by the Issuer on issuance and/or the exercise, conversion or exchange of any Convertible Securities, full physical settlement assumed.
Such adjustment shall become effective immediately after the Open of Business on the Trading Day of such issuance.

To illustrate that the antidilution formula is not full-ratchet, assume a company with 10 million shares outstanding sells 1 million shares at $.90 per share at a time when the conversion price is $1. For purposes of the formula:

N0+ C/E0

E = E0x -------------

N0 + NA

N0 = 10 million; C = $900,000; NA = 1,000,000 ; E0 = $1.

Under this formula, E would equal .99. Under a full-ratchet approach, the new exercise price would be $.90.

3. Schedule. We had intended to file this registration statement on November 17, 2014. We delayed after receiving the staff comment letter on November 14, 2014 and held off filing until we believed that we had satisfactorily dealt with all of the issues raised by the staff. It is extremely important to us that the registration statement be declared effective on or before February 13, 2015. We appreciate any help the staff can give us to satisfy this schedule.

* * * *

The Company acknowledges that:

However, we do rely on Rule 416 for shares that may be issued as a result of stock splits, stock dividends, or similar transactions. Our interpretation of “similar transactions” is in accordance with SEC Release 33-4806 which states:  "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of additional securities at less than the option or conversion price...." The Series A Notes provide for an adjustment in the purchase price if Shares of Common Stock are issued at a price below the conversion price and in certain other circumstances. The formula is set forth in the footnote.6  Staff comment letters have indicated that the language of Release 33-4806 is

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the undersigned, you may contact me at (212) 226-4232 or William Gleeson, our general counsel at (212) 226-4251.

Very truly yours,

/s/ Nat Krishnamurti

Nat Krishnamurti